EXHIBIT 17.1

November 18, 2014

Grant Stummer

Director

Innovative Product Opportunities Inc.

SUBJECT: Resignation as CFO of Innovative Product Opportunities Inc.

Dear Mr. Stummer:

This letter is to notify the Board that I am resigning my position as CFO effective November 18, 2014. I enjoyed participating in the growth and development of the Company however I have decided to pursue other opportunities at this time.

Sincerely yours,

/s/ Robert MacLean

Robert MacLean, CFO

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